SAMSON OIL & GAS PROVIDES OPERATIONAL ADVICE

Denver 1800 hours March 16th, 2010

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) provides an operational update on several projects that are underway.

Gene #1-22H (30.6% working interest)

The Gene #1-22H is scheduled to be fracture stimulated on March 29th. As previously reported, this well has been drilled as a 5,500 foot horizontal in the middle Bakken Formation and has been cased with external casing packers in the zone of interest.

Ripsaw #1 (95% working interest)

The road access and well site civil works are close to being completed on the Ripsaw #1.It is anticipated the Black Creek Drilling Inc. Rig #2 will be mobilizing to the well location on March 22nd, with a spud to follow one to two days later.

The Ripsaw well is evaluating a Yegua Formation channel indentified seismically and known to be gas productive in offsetting wells. The prospect has potential resource of 1.0 Bcf.

State GC #2 (37% working interest)

The work over of this well is progressing but, as is customary, the operations are being conducted on a 12 hour basis.  The first of the three Bone Spring zones that are being evaluated has been perforated and tested. That test indicated that the zone is capable of producing oil but will require fracture stimulation. An estimate of the expected post fracture stimulation flow rate has yet to be made. Once the current work over operations are complete, the estimate will be performed as part of the stimulation design work. The stimulation is subject to crew availability  but is currently expected be scheduled for late April or early May.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,295 million ordinary shares issued and outstanding, which would be the equivalent of 64.7 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$0.54 per ADS on March 16th 2010 the company has a current market capitalization of approximately US$34.9 million.  Correspondingly, based on the ASX closing price of A$0.031 on March 16th, 2010, the company has a current market capitalization of A$40.1 million.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director

Statements made in this release that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. Many factors could cause actual results to differ materially from those anticipated by these forward looking statements, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's Form 20-F filed with the U.S. Securities and Exchange Commission, available at www.sec.gov/edgar/searchedgar/webusers.htm.